As filed with the Securities and Exchange Commission on April 13, 2004


                                  Form N-18F-1


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


           NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE
                         INVESTMENT COMPANY ACT OF 1940



     The undersigned  registered open-end investment company hereby notifies the

Securities and Exchange  Commission (the  "Commission") that it elects to commit itself to pay in cash all  redemptions by a shareholder of record as provided by

Rule 18f-1 under the Investment  Company Act of 1940. It is understood that this election is  irrevocable  while such Rule is in effect unless the  Commission by order upon application permits the withdrawal of this notification of election.

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940,  the  registrant  has caused this  notification  of election to be duly executed  on  its  behalf  in  the  City  of  Boston  and  the  Commonwealth  of

Massachusetts on the 13th day of April, 2004.


Attest:                              PIONEER SHORT TERM BOND FUND



/s/ Dorothy E. Bourassa              /s/ Osbert M. Hood
Dorothy E. Bourassa                  Osbert M. Hood
Secretary                            Executive Vice President and Trustee